Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

Open Text Corporation.

We consent to the incorporation by reference in the registration statements (No. 333-109505, 333-121377, 333-146350 and 333-146351) on Form S-8 of Open Text Corporation of our reports dated August 20, 2008, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2008 and 2007 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2008 and the effectiveness of internal control over financial reporting as of June 30, 2008, which reports appear in the June 30, 2008 Annual Report on Form 10-K of Open Text Corporation. Our report refers to a change in the accounting for uncertainty in income taxes.

/s/ KPMG LLP, Licensed Public Accountants

Toronto, Canada

August 25, 2008